FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to the Annual Report of

HUNGARY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Jeffrey C. Cohen, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

The purpose of this Amendment No. 1 to the annual report of Hungary for the fiscal year ended December 31, 2011 (the “Annual Report”) is to supplement the Annual Report with the latest annual budget of Hungary as set forth in Act CCIV of 2012 on the central budget of Hungary for the year 2013 (Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény) as published in the Official Gazette (Magyar Közlöny) on December 18, 2012.

This Amendment No. 1 to the Annual Report of Hungary comprises:

(1)	Pages numbered 1 to 3, consecutively.

(2)	The following exhibits:

Exhibit 24.2 — Power of Attorney dated January 30, 2013.

Exhibit 99.E — The latest annual budget of Hungary as set forth in Act CCIV of 2012 on the central budget of Hungary for the year 2013 (Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény) as published in the Official Gazette (Magyar Közlöny) on December 18, 2012, filed in paper format under cover of Form SE on January 30, 2013.

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Hungary has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on January 30, 2013.

HUNGARY

By:	/s/ István Töröcskei
Name:	István Töröcskei
Title:	Chief Executive Officer of Government
Debt Management Agency Pte Ltd. as
attorney

EXHIBIT INDEX

Exhibit	Description

24.2	Power of Attorney dated 30, 2013.

99.E	The latest annual budget of Hungary as set forth in Act CCIV of 2012 on the central budget of Hungary for the year 2013 (Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény) as published in the Official Gazette (Magyar Közlöny) on December 18, 2012, filed in paper format under cover of Form SE on January 30, 2013.

99.F	Description of Hungary dated October 10, 2012.*

*	Incorporated by reference from the Annual Report on Form 18-K filed on October 10, 2012, file No. 033-49294-01.

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